Bumble Bee Foods, LLC

Connors Bros. Clover Leaf Seafoods Company

Bumble Bee Capital Corp.

9655 Granite Ridge Drive

San Diego, CA 92123

August 16, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop: 3561

Re:	Bumble Bee Foods, LLC
Registration Statement on Form S-4
(File No. 333-166998)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. on August 16, 2010, or as soon thereafter as practicable.

The Registrants acknowledge that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BUMBLE BEE FOODS, LLC

By:	/s/ Christopher Lischewski
Name: Christopher Lischewski
Title: President and Chief Executive Officer

CONNORS BROS. CLOVER LEAF SEAFOODS COMPANY

By:	/s/ Christopher Lischewski
Name: Christopher Lischewski
Title: President

BUMBLE BEE CAPITAL CORP.

By:	/s/ Christopher Lischewski
Name: Christopher Lischewski
Title: President and Chief Executive Officer